Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fidelity Bankshares, Inc.
Commission File Number: 000-29040
October 20, 2006
To Our Family of Fidelity Federal Customers & Friends,
Recently, the Board of Directors of Fidelity Bankshares, Inc., the parent company of Fidelity Federal Bank & Trust, agreed to a merger with National City Corporation, based in Cleveland, Ohio.
Over the years, we’ve been approached by various banks wanting to merge with us, however Fidelity Federal Bank & Trust’s exceptionally high standards of personal customer service has kept us from merging until now. National City shares our values and operating philosophy, which should reassure you that the personal service you have come to expect from our employees will be continued. In fact, many of the employees that you deal with on a daily basis will continue to provide you exceptional customer service.
In the upcoming months, we will begin adding new products and services to meet your growing banking needs. Additionally, we will accelerate our branch expansion plans to provide more convenient banking locations. This initiative, combined with National City’s proposed merger with Harbor Federal Savings, will give you access to more than 90 branches on the east coast of Florida from Downtown Ft. Lauderdale to Daytona Beach and in Central Florida’s Orlando area.
Fidelity Federal Bank & Trust and National City share the important distinction of being among the oldest banks in their home regions. We were founded in West Palm Beach in 1952, making us the oldest bank in Palm Beach County, and National City was founded in Ohio in 1845. Both banks place a high value on their heritage, and strongly believe in supporting the community and unmatched customer service. These core values are the foundation on which to build a strong business.
As significant as this announcement is, I assure you we will continue the Fidelity Federal tradition of serving our customers personally, professionally, and locally under the National City name, which will occur in the second quarter of 2007. We want to keep you informed as much as possible, so periodic updates will follow this letter. You are part of our banking family and now our family is even bigger! Thank you for your support over the years and we, with National City, look forward to meeting your banking needs in the future.

Sincerely,
Vince A. Elhilow
Chairman and CEO
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites,www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.
The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Fidelity Bankshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.